December 13, 2007

Mail Stop 6010

William B. Horne
Chief Executive Officer
Patient Safety Technologies, Inc.
27555 Ynez Road, Suite 330
Temecula, CA 92591

   Re: **Patient Safety Technologies, Inc.**
      Form 10-K for the fiscal year ended December 31, 2006
      Filed May 16, 2007
      File No. 001-9727

Dear Mr. Horne:

   We have reviewed your responses to our letter dated October 15, 2007 issued in connection with the above filing, and do not, at this time, have any further comments.

       Sincerely,

       Tim Buchmiller
       Senior Attorney